Ben Marchive

President
1021 Main (One City Centre)
Suite 2626
Houston, Texas 77002
www.energyxxi.com

May 31, 2011

Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Energy XXI Gulf Coast, Inc. (the “Company”)
Registration Statement on Form S-4
Filed March 21, 2011
File No. 172963

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Company hereby requests that the effectiveness of the above-referenced Registration Statement (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on Thursday, June 2, 2011 at 9:00 a.m., New York time, or as soon as thereafter practicable.  The Company hereby acknowledges that:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ben Marchive

President
1021 Main (One City Centre)
Suite 2626
Houston, Texas 77002
www.energyxxi.com

Should the Staff have any questions or comments, please contact the undersigned at (713) 351-3000 or Ryan Tarkington at (713) 758-2871.

Very truly yours,

ENERGY XXI GULF COAST, INC.

/s/ Ben Marchive
Ben Marchive
President